

Mail Stop 3561

July 25, 2007

Mr. Michael E. Recca
Interim Chief Executive Officer
Harvey Electronics, Inc.
205 Chubb Avenue
Lyndhurst, NJ 07071

> **Re: Harvey Electronics, Inc.**
> **Form 10-K for the Fiscal Year Ended October 28, 2006**
> **Filed January 26, 2007**
> **Form 10-Q for the Quarterly Period Ended April 28, 2007**
> **Filed June 18, 2007**
> **File No. 1-4626**

Dear Mr. Recca:

We have reviewed your filing and have the following comments. We have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 27, 2007

Statements of Operations, page F-4

1.   Please revise your consolidated statements of operations in future filings to separately present revenue and cost of sales separately for your product sales and services. Refer to Rule 5-03(b) of Regulation S-X.

2.   We note you present other income within the revenue section of your statements of operations. Please tell us why your presentation is appropriate or revise future filings accordingly.

Notes to Financial Statements, page F-7

1. Description of Business and Summary of Significant Accounting Policies, page F-7

Net Advertising Expense, page F-12

3.   We note that you recorded a fourth quarter adjustment to reclassify $360,000 of promotional allowances increasing selling, general and administrative expenses and decreasing cost of sales and inventory. Please tell us the circumstances surrounding this reclassification. Please confirm that this change in accounting resulted from changes you made in your contracts with vendors. If not, please explain.

Exhibit 31

4.   We note the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certification should be revised so as not to include the individuals' titles.

Form 10-Q for the Quarterly Period Ended April 28, 2007

Notes to Financial Statements

2. Private Placement

5.   We note that you issued warrants in connection with your private placement of Series B Preferred Stock and in connection with the Consulting Agreement you entered into with Trinity. Please tell us how you accounted for these warrants and the basis in GAAP for your accounting treatment. Please provide us with a summary of your calculation of the intrinsic value of the embedded option. Please include with your response an explanation of the methodology and assumptions used to determine the valuation of all warrants issued. Please be detailed in your response.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Ruggiero at (202) 551-3331 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Branch Chief